PRESS RELEASE

TSX-V: KGN

KEEGAN COMPLETES OPTION REQUIREMENTS ON ASUMURA GOLD

PROPERTY

Vancouver, March 22, 2007: Keegan Resources, Inc. (Keegan) is pleased to announce that it has completed its final obligations to GTE Ventures Ltd. (GTE), which allows Keegan to obtain full title to the Asumura and Fosukrom exploration concessions that together comprise the 280 square kilometer Asumura property. Keegan has also secured the option to purchase the remainder of the net smelter royalty (NSR) owned by GTE. The original agreement called for the first 1.75% of the overall 3.5% of GTE’s NSR to be purchasable for US$2M. The amendment to the agreement calls for the remaining 1.75% to be purchasable for US$4M. This gives Keegan the option to secure the maximum private ownership allowable in Ghana (the Ghanaian Government retains a 10% ownership on all mineral property interests).

Aeromagnetic data obtained by Keegan for the western Sefwi-Bibiani Belt (the Belt) last fall showed a large northeast trending aeromagnetic break continuing from Newmont’s Ahafo Project through the center of Keegan’s Esaase Property. This aeromagnetic break (and subsidiary faults), which define the western edge of the Belt hosts 12.8 million ounces of proven and probable gold reserves and 19.3 million ounces of combined resource and reserves. Keegan has recently completed an IP survey at 400 meter centers over the entire 16 km strikelength of the structure contained on the Asumura Property (herein called the Bia Fault System) and will publish the results when data processing is complete. Keegan is currently using two augur drills to identify drill targets which will be tested in 2007.

Dan McCoy, president and CEO states: “Obtaining the concession licenses and having the option to purchase the entire NSR will enable Keegan to achieve a full benefit from the Asumura property. The 16 km strikelength of the Bia Fault System represents a significant target and its probable continuity with Newmont’s Ahafo Fault System gives us a great chance of making a major new discovery.”

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at

http://www.keeganresources.com or contact investor relations at

604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.